FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33768

CNINSURE INC.

19/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CNINSURE INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.

By:	/s/ Yinan Hu
Name:	Yinan Hu
Title:	Chief Executive Officer

Date: May 22, 2008

Exhibit 99.1

CNinsure Announces Appointment of New Independent Director

GUANGZHOU, China, May. 22 — CNinsure Inc. (Nasdaq: CISG), a leading independent insurance agency and brokerage company operating in China, today announced that its Board of Directors has appointed Mr. Yongwei Ma, the former chairman of China Insurance Regulatory Commission, as an independent director on the company’s board of directors, replacing Mr. Paul Wolansky, who was a non-independent director, effective immediately. The change is in accordance with the company’s plan to become fully compliant with the relevant corporate governance requirements of the Nasdaq Marketplace Rules before the expiration of the one-year transition period after its initial public offering in October 2007.

Mr. Yongwei Ma has been an independent director of China Life Insurance Company Limited since 2006 and a member of the Standing Committee of National Committee of the Chinese People’s Political Consultative Conference since 2003. From 1998 to 2002, he was the chairman of China Insurance Regulatory Commission. From 1996 to 1998, he served as the chairman and president of the former China Insurance Group Company. From 1994 to 1996, he served as the chairman and president of the former People’s Insurance Company of China. Mr. Ma is a Researcher and graduated from Finance Department of Liaoning Finance and Economic University in 1966.

Mr. Paul Wolansky has been our director since June 2004 and he has served as a director of China United Financial Services Holdings Limited, a major shareholder of our company, since July 2001.

Commenting on the event, CNinsure’s Chairman and Chief Executive Officer, Mr. Yinan Hu, said “We are very pleased to welcome Mr. Ma to the board. With more than 37 years’ experience in the banking and insurance industries, we believe that Mr. Ma will add great value to the Company. In addition, as an independent director, he will also help us to further improve our corporate governance.”

Commenting on Mr. Paul Wolansky’s departure, Mr. Hu said, “We are grateful for Paul’s contribution to the Company’s growth and success in the past years.”

About CNinsure Inc.

CNinsure is a leading independent insurance agency and brokerage company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, and its ability to compete effectively against its competitors. All information provided in this press release is as of May 22, 2008, and CNinsure undertakes no obligation to update any forward looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1.

For more information, please contact:

Phoebe Meng

IR Officer

Tel: +86-20-6122-2777

Email: mengyf@cninsure.net

Oasis Qiu

Tel: +86-20-61222777-850

Email: qiusr@cninsure.net

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